

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via Mail
Larissa Zabelina
Chief Executive Officer
Ultimate Novelty Sports Inc.
#245 – 371 Front Street West
Toronto, ON MSV 3S8

Re: Ultimate Novelty Sports Inc.
Registration Statement on Form S-1
Filed February 1, 2012
File No. 333-179280

Dear Ms Zabelina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

   a. How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

b. What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   • what role he or she takes in preparing your financial statements;

   • what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   • the nature of his or her contractual or other relationship to you;

   • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

   • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

   • the name and address of the accounting firm or organization;

   • the qualifications of their employees who perform the services for your company;

   • how and why they are qualified to prepare your financial statements;

   • how many hours they spent last year performing these services for you; and

  • the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  • why you believe they are qualified to prepare your financial statements;

  • how many hours they spent last year performing these services for you; and

  • the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

c. Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Cover Page of Prospectus

3.	It is not clear to us whether the company intends to accept subscription agreements and issue shares prior to satisfaction of the minimum, or if acceptance and issuance may only occur after the minimum is satisfied. If the former, please confirm that upon acceptance of the subscription agreement the shares will be validly issued, and please advise us the process by which these shares would automatically be redeemed for the original purchase price in the event the minimum is not satisfied. If the latter, please revise the cover page and the risk factor section to highlight that prior to satisfaction of the minimum subscribers will bear investment risk without enjoying any of the benefits of share ownership, please provide us an analysis of how this offering structure is consistent with Rule 10b-9 of the Exchange Act, and please confirm to us, and revise the disclosure accordingly, whether subscribers would be treated in a bankruptcy as unsecured creditors and thus would have a claim against the bankruptcy estate that was *pari passu* with other unsecured creditors.

Risk Factors, page 8

4.	Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include a discussion of your ability to raise capital in light of your going concern opinion.

Dilution of the Price per Share, page 16

5.   We are unable to determine how you calculated $0.0064 as the 'Increase to present stockholders in net tangible book value per share after offering' for the maximum number of shares sold. Please revise or advise.

Directors, Executive Officers and Control Persons, page 29

6.   Please revise your disclosure to include the name of the personal training business operated by Larissa Zabelina. Also provide the names of the private companies in Moscow Elena Mochkina provided accounting services for in the last 5 years. Refer to Item 401(e) of Regulation S-K.

Exhibits, page II-2

7.   We note that the president of the company provided a $25,000 loan to the company during the six month period ended September 30, 2011. Please file as an exhibit to this registration statement the promissory note or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

8.   We note that the company's president and chief financial officer provide consulting services to the company as per unwritten arrangements with the company at $300 per month starting January 1, 2011. Please file as an exhibit to this registration statement a written description of the contractual arrangement or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

9.   The Exhibit 5 opinion identifies the registrant as a Florida company and applies Florida law. The registration statement identifies the company as a Nevada company. Please revise or advise.

10.   The significance of the shares being "distributed" for purposes of the legality opinion is not clear. Please advise or revise. In addition, please revise the opinion to more clearly address whether the shares will be validly issued upon acceptance of the subscription agreement, as described in the registration statement, or at some other time.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, accounting reviewer, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director